# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: WILLOW LANE ACQUISITION CORP., CIK 0002032379
CUSIP: G9675P102
Title of class of securities: Class A ordinary shares, par value $0.0001
Address of issuer's principal executive offices: 250 West 57th Street, Suite 415, New York, New York (NY), 10107
Date of event which requires filing of this statement: 05/12/2026
Filed pursuant to Rule 13d-1(b)
Amends the filing with accession number 0001104659-25-007074
Filed by CIK 0001352851

## Reporting persons
- MAGNETAR FINANCIAL LLC: type of reporting person: investment adviser (IA), other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- MAGNETAR CAPITAL PARTNERS LP: type of reporting person: parent holding company or control person (HC), partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- SUPERNOVA MANAGEMENT LLC: type of reporting person: parent holding company or control person (HC), other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- DAVID J. SNYDERMAN: type of reporting person: parent holding company or control person (HC), individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)

## Item 1. Issuer
Name of issuer: WILLOW LANE ACQUISITION CORP.
Address of issuer's principal executive offices: 250 West 57th Street, Suite 415 New York, NY, 10107

## Item 2. Person Filing
Name of person filing:
person filing: This statement is filed on behalf of each of the following person (collectively, the "Reporting Persons"):

i) Magnetar Financial LLC ("Magnetar Financial");
ii) Magnetar Capital Partners LP ("Magnetar Capital Partners");
iii) Supernova Management LLC ("Supernova Management"); and
iv) David J. Snyderman ("Mr. Snyderman").

This statement relates to the Shares (as defined herein) held for Magnetar Constellation Master Fund, Ltd ("Constellation Master Fund"), Magnetar Xing He Master Fund Ltd ("Xing He Master Fund"), Magnetar SC Fund Ltd ("SC Fund"), all Cayman Islands exempted companies; Magnetar Structured Credit Fund, LP ("Structured Credit Fund"), a Delaware limited partnership; Magnetar Alpha Star Fund LLC ("Alpha Star Fund"), Magnetar Lake Credit Fund LLC ("Lake Credit Fund"), Purpose Alternative Credit Fund LLC ("Purpose Alternative Credit Fund"), Purpose Alternative Credit Fund - T LLC ("Purpose Alternative Credit Fund - T"), all Delaware limited liability companies; collectively (the "Magnetar Funds"). Magnetar Financial serves as the investment adviser to the Magnetar Funds, and as such, Magnetar Financial exercises voting and investment power over the Shares held for the Magnetar Funds' accounts. Magnetar Capital Partners serves as the sole member and parent holding company of Magnetar Financial. Supernova Management is the general partner of Magnetar Capital Partners. The administrative manager of Supernova Management is Mr. Snyderman.
Address of principal business office or, if none, residence: The address of the principal business office of each of Magnetar Financial, Magnetar Capital Partners, Supernova Management, and Mr. Snyderman is 1603 Orrington Avenue, 13th Floor, Evanston, Illinois 60201.
Citizenship:
Place of Organization.

i) Magnetar Financial is a Delaware limited liability company;
ii) Magnetar Capital Partners is a Delaware limited partnership;
iii) Supernova Management is a Delaware limited liability company; and
iv) Mr. Snyderman is a citizen of the United States of America.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA), parent holding company or control person (HC)

## Item 4. Ownership
Amount beneficially owned:
As of March 31, 2026, each of Magnetar Financial, Magnetar Capital Partners, Supernova Management and Mr. Snyderman held 946,350 Shares. The amount consists of (A) 217,671 Shares held for the account of Constellation Master Fund; (B) 170,348 Shares held for the account of Lake Credit Fund; (C) 151,420 Shares held for the account of Structured Credit Fund; (D) 141,955 Shares held for the account of Xing He Master Fund; (E) 94,632 Shares held for the account of Alpha Star Fund; (F) 85,168 Shares held for the account of Purpose Alternative Credit Fund; (G) 66,238 shares held for the account of Magnetar SC Fund; and (H) 18,918 Shares held for the account Purpose Alternative Credit Fund - T.

The Shares held by the Magnetar Funds on March 31, 2026 represent approximately 7.48% of the total number of Shares outstanding (calculated pursuant to Rule 13d-3(d)(1)(i)) of the outstanding shares of the Issuer).

Each of the Reporting Persons ceased to have beneficial ownership of greater than 5% of the Shares on May 11, 2026.
Percent of class:
As of March 31, 2026, each of the Reporting Persons were deemed to be the beneficial owner constituting approximately 7.48% of the total number of shares outstanding (based upon the information provided by the Issuer in the Form 10-K filed on February 19, 2026 there were approximately 12,650,000 Shares outstanding).

Each of the Reporting Persons ceased to have beneficial ownership of greater than 5% of the Shares on May 11, 2026.
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
99.1 Joint Filing Agreement, dated as of May 13, 2026, among the Reporting Persons.
99.2 Power of Attorney, dated as of December 22, 2022 filed by the Reporting Persons on May 13, 2026.

## Signatures
- MAGNETAR FINANCIAL LLC: /s/ Hayley Stein, Name: Hayley Stein Title: Attorney-in-fact for David J. Snyderman, Administrative Manager of Supernova Management LLC (05/13/2026)
- MAGNETAR CAPITAL PARTNERS LP: /s/ Hayley Stein, Name: Hayley Stein Title: Attorney-in-fact for David J. Snyderman, Administrative Manager of Supernova Management LLC (05/13/2026)
- SUPERNOVA MANAGEMENT LLC: /s/ Hayley Stein, Name: Hayley Stein Title: Attorney-in-fact for David J. Snyderman, Administrative Manager of Supernova Management LLC (05/13/2026)
- DAVID J. SNYDERMAN: /s/ Hayley Stein, Name: Hayley Stein Title: Attorney-in-fact for David J. Snyderman, Administrative Manager of Supernova Management LLC (05/13/2026)
Comment: MAGNETAR FINANCIAL LLC BY: Magnetar Capital Partners LP, its Sole Member BY: Supernova Management LLC, its General Partner

MAGNETAR CAPITAL PARTNERS LP By: Supernova Management LLC, its General Partner